O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone:	360-332-3300
		Facsimile:	360-332-2291
		E-mail:	son@stockslaw.com

File #4415

June 3, 2005

VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Attention: Ms. Babette Cooper, Staff Accountant

Dear Sirs:

RE:	PHAGE GENOMICS, INC. (the “Company”)
	-	Current Report on Form 8-K originally filed May 19, 2005
	-	SEC File Number 000-30995

We write on behalf of Phage Genomics, Inc. (the “Company”) in response to your comment letter dated May 24, 2005 regarding the Securities and Exchange Commission’s review of the Company’s above-referenced Form 8-K filing (the “Comment Letter”). On behalf of the Company, we have filed with the Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Current Report on Form 8-K/A (as revised, the “Amended Form 8-K”). We enclose with this letter a copy of the Amended Form 8-K.

In addition to the Amended Form 8-K, we provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company and its former auditors.

FORM 8-K 4.01 FILED MAY 19, 2005

1. ITEM 304(A)(2) OF REGULATION S-B REQUIRES YOU TO DISCLOSE THE DATE THAT THE NEW ACCOUNTANTS WERE ENGAGED. YOUR CURRENT DISCLOSURE STATES THAT “EFFECTIVE MAY 18, 2005” KYLE L. TINGLE, CPA, LLC (“KLT”) WAS ENGAGED. PLEASE REVISE YOUR DISCLOSURE TO SPECIFY THE PRECISE DATE THAT KLT WAS ENGAGED.

In response to this comment, the Company has revised the disclosure in the Amended Form 8-K to disclose that KLT was appointed “on” May 18, 2005.

2. PLEASE REVISE THE SECOND PARAGRAPH OF THE ITEM 4.01 DISCLOSURE TO STATE THAT MANNING ELLIOTT PERFORMED THE AUDIT OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2004 AND 2003. ALSO REVISE TO SPECIFY WHETHER THE “SUBSEQUENT INTERIM PERIOD” WAS THROUGH THE DATE OF RESIGNATION.

VANCOUVER OFFICE:

O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC
United States Securities and Exchange Commission
Attention: Ms. Babette Cooper

In response to this comment, the Company has revised the disclosure in the Amended Form 8-K as requested.

3. IN THE SECOND PARAGRAPH OF YOUR FILING, YOU STATE THAT THERE WERE NO REPORTABLE EVENTS “EXCEPT THAT THE FINANCIAL STATEMENTS FOR THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 DID CONTAIN AN ADVERSE OPINION IN THAT MANNING ELLIOTT RAISED THE UNCERTAINTY EXPRESSED BY PREVIOUS AUDITORS THAT THE COMPANY WILL CONTINUE AS A GOING CONCERN.” AN AUDIT OPINION THAT EXPRESES UNCERTAINTY REGARDING THE COMPANY’S ABILIITY TO CONTINUE AS A GOING CONCERN IS NOT AN ADVERSE OPINION. RATHER THIS WOULD BE AN OPINON MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE, OR ACCOUNTING PRINCIPLES. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

In response to this comment, the Company has revised the disclosure in the Amended Form 8-K as requested.

4. PLEASE REVISE THE FOURTH PARAGRAPH OF YOUR DISCLOSURE TO INCLUDE DISCUSSION OF THE AUDIT REPORT ON THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2003.

In response to this comment, the Company has revised the disclosure in the Amended Form 8-K as requested.

We attach supplementally a written acknowledgement of the Company as requested in the Comment Letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Stephen F.X. O'Neill

STEPHEN F.X. O’NEILL

Enclosures

cc:	Phage Genomics, Inc.
Attn:	Mr. K. Ian Matheson
President and Chief Executive Officer

ACKNOWLEDGEMENT OF PHAGE GENOMICS, INC.

Phage Genomics, Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosures made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 3rd day of June, 2005.

PHAGE GENOMICS, INC.

Per:	/s/ K. Ian Matheson K. Ian Matheson President and Chief Executive Officer